UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD Specialized Disclosure Report

WEST PHARMACEUTICAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	1-8036	23-1210010
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

530 Herman O. West Drive, Exton, PA		19341-0645
(Address of principal executive offices)		(Zip Code)

William J. Federici, 610-594-2900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1    Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD of West Pharmaceutical Services, Inc. is for the period from January 1, 2013 to December 31, 2013. Unless the context indicates otherwise, “West,” “we,” “us,” and “our” refer to West Pharmaceutical Services, Inc. and its consolidated subsidiaries.

During 2013, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs (as defined below) are necessary to the functionality or production (“Covered Products”). The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten. Accordingly, we have conducted a country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the 3TGs in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola), or were from recycled or scrap sources.

Information about our RCOI, as well as the steps we have taken to exercise due diligence on the source and chain of custody of any 3TGs in the Covered Products, is included in our Conflict Minerals Report, which is included as an exhibit to this Form SD. In addition, our Conflict Minerals Report is publicly available at: www.westpharma.com under “Investors-SEC Filings.”

Forward-Looking Statements

This Specialized Disclosure Report on Form SD, including the Conflict Minerals exhibit, contains forward-looking statements that are based upon management’s expectations and beliefs concerning future events impacting West. Certain matters contained herein concerning the future, including risk mitigation steps, constitute forward-looking statements and are based upon management’s expectations and beliefs. There can be no assurance that these future events will occur as anticipated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. For a description of certain factors that could cause our future results to differ materially from those expressed in any forward-looking statement, see Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013, entitled “Risk Factors.”

Inherent Limitation on Due Diligence Procedures

As a downstream purchaser of 3TGs, or components containing 3TGs, our diligence procedures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of such materials. Our diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of 3TGs. We also rely, to a large extent, on information collected and provided by third parties. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

Item 1.02     Exhibit

West has included its Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Section 2     Exhibits

Item 2.01     Exhibits

Exhibit 1.02    Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WEST PHARMACEUTICAL SERVICES, INC.

/s/ William J. Federici
William J. Federici
Senior Vice President and Chief Financial Officer

June 2, 2014

EXHIBIT INDEX

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD